UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2018
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Offshore Ltd. (the "Company") dated October 1, 2018, announcing that the Company has entered into a Memorandum of Understanding which contemplates a business combination with Horizon Maritime Services Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: October 1, 2018	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Executive Chairman

Exhibit 1

Nordic American Offshore Ltd. (NYSE: NAO) – Contemplated business combination with Horizon Maritime of Canada

Bermuda October 1, 2018

Nordic American Offshore Ltd (NYSE: NAO) is pleased to announce it has entered into a Memorandum of Understanding (MOU) which contemplates a combination with Canada based Horizon Maritime Services Ltd.

Canadian businessman and investor Mr John Risley and his companies are supporting the transaction.

Subject to due diligence and the execution of a binding agreement within October 31, 2018, NAO shareholders will own 48% of the resulting business and Horizon shareholders 52%. In NAO, Mr Herbjorn Hansson and the NAO Board of Directors, are the driving force.

Hansson will remain Chairman & CEO of the combined company. Horizon Maritime will maintain its organization and brand in Canada under the leadership of it's current CEO, Mr Sean Leet. Inherent in the transactions are an objective of strong expansion which can be expected to take place soon. The combined company is expected to be operational before the end of this year.

"The two companies are geographically complementary with focus on each side of the North Atlantic basin" commented Mr Risley and Mr Hansson.

Mr Risley said he was looking forward to offering the combined fleet to clients in Canada and elsewhere and build a more extensive operation. "The combined company has ambitions to increase the size and scope of the fleet going forward", he added.

NAO is a Bermuda-based company listed on the New York Stock Exchange. It owns and operates a fleet of 10 identical harsh environment offshore support vessels designed and built with the latest technology available. From operating offices in Norway and elsewhere NAO is positioned to support a global business and take advantage of the expected upturn in oil service activity in the North Sea and globally.

Horizon Maritime is a Canadian company operating a fleet of 7 vessels with deep experience in harsh environment marine and offshore operations. With offices across the country Horizon Maritime helps solve the unique challenges of operating in Canadian waters and is well positioned for the increased offshore activity in Canada in the coming years.

Clarksons Platou Securities is acting as financial advisor to the parties.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Bjørn Giæver, CFO Nordic American Offshore Ltd Tel: +1 888 755 8391 or +47 91 35 00 91 Herbjørn Hansson, Executive Chairman Nordic American Offshore Ltd. Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nao.bm

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Nordic American Tankers Ltd. ("NAO") and Horizon Maritime Services Ltd. ("Horizon"), NAO will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement, which will be mailed to shareholders of NAO. INVESTORS AND SECURITY HOLDERS OF NAO AND HORIZON ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the proxy statement (when available) and other documents filed with or furnished to the SEC by NAO through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by NAO will be available free of charge on NAO's website at https://www.nao.bm.  Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with or furnished to the SEC when they become available.